FAN OWNED CLUB
2022 Report

Dear investors,

We need your help!

We are resource constrained both in Austria and the U.S. limiting our ability to create and distribute quality content, tell and promote the stories that will attract more Fan Owners and to develop exciting marketing and merchandising programs. Bilingual German and English staff are always helpful, along with strong creative and PR types. We spent more time on administrative, financial, accounting, legal and fundraising than we would like and could always use experienced hands in those areas.

Sincerely,

David Herman

CMO

Ken Neal

Co-Managing Director

David Crouch

Advisor

Steve Paris

Founder

Our Mission

Our playbook has turned around a struggling, unprofitable Club, that was virtually unknown outside its local area. Now we are vying for promotion and have fans in 42 states and eight countries. Our approach is working, and we are well on our way to building out a complete and sustainable Club. Next we scale by creating a platform to enhance the Fan Owner Experience and add scale by partnering with or acquiring other Clubs willing to give fans a voice.

See our full profile

How did we do this year?

Report Card

B-

 













The Good

Strong momentum at FCPS - men qualify for playoffs, women earn promotion, launch of Youth Academy

In agreement phase with our second Club partner, a European 1st division team, with announcement expected in fall of '23

Positive early traction for +Fan platform as we work with a third party to productize the Fan Owner Experience.

The Bad

Sub-optimized marketing, promotion and fundraising behind our women's program (Project Ascend).

We have not been able to convert interest from multiple youth clubs to repeat and expand our US coaching development program.

We continue to have challenges with match coverage due to 3rd party failures and resource constraints.

2022 At a Glance

January 1 to December 31

$10,379 Revenue

-$329,814 Net Loss

$795,361 +20% Short Term Debt

$487,201 Raised in 2022

$11,498 Cash on Hand As of 08/22/23

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$10,379
$-329,814
2021

Net Margin: -3,178% Gross Margin: 65% Return on Assets: -17% Earnings per Share: -$164,907.00 Revenue per Employee: $1,730 Cash to Assets: 2% Revenue to Receivables: ~ Debt Ratio: 54%

FAN_OWNED_CLUB__INC._2022_AND_2021_REVIEWED_FINANCIAL_STATEMENTS_FINAL.pdf

We ❤ Our 414 Investors

Thank You For Believing In Us

Andrew Weaver
Jordan Ochoa
Ty Sharpe
Philip Grundon
ranier lopez
Brayan Fandino
Eddy Diazvela
Daniel Fames
Jordan Janis
Robert Jiola
Sean Coleman
Angelo Messina
Bryant Young
Eduardo Mateos
Steven Holt
Edgar Avilez Lara
Adam Taylor
Crystal Klingelsmith
Shane Murtagh
Taylor Brunson
Scott Cracknell
Aniebiet Abasi Akpan
Tomohide Aoyama
Brett Call
Ryan Fenton
Chris Walz
Peter Brummund
Tara Shortt
Albert Swindle III
Tim Stephens
Christian Perry
Gordon Cain
Kevin Cortez
Matthew Bouthiette
Kevin Moore
Thomas Flynn
Ryan Long
Dwayne Hardin
Heinz Fürstauer
George Lofgren
Matthew J Gordon
Thomas Skelton
Bruce D Bennett
Shane Veitch
Alexander Shipley
John Penrod

Logan K Chugg
Croix Thompson
Stanley Evans
Thomas Grape
Arash Hashemi
Hunter Garcia
Maria Gordon
Jesse Warnick
Gwendolyn Jones
Calvin Murphy
Paul Robertson
Nate Tipton
Vonte Johnson
Alex Kasendorf
Nathan Morales
Steve Wilson
Timothy McDonald
Don Stogie
Cian O'Sullivan
Mir Pandya
David Dressman
Myles Wright
Michael Sonnecken
Thomas Bründlinger
James Talbot
James E Riley
Oliver Jung
Brian Koetter
David Wong
Phonexay Rajamountry
Scott McGuire
Mary Sutton
Stephen Chu
Maximilian Lang
Perri Gillon
Connor Flynn
Umar Hussain
Scott Wendler
Claudia Portenkirchner
Phil Imhof
Brian Lutz
Roland Moser
Shay Neary
Nicholas Bell
Jereme Stahlberg
John Albanese

Kenan McEwan
Kushal CHAKRABORTY
Debra Thompson
Manish Chabria
Doug Myrie
David Kuper
Matthew Sean Casey
Derek Wade
Keros Lowder
De Forest Tovey
Liam James Allan
Sebastian Jäger
Jeffrey Feddersen
David Penrod
Ethan Tannenbaum
John H Abeles
Raul Gonzalez
Alejandro Contreras
Zach Rowland
p Pet
Christopher Vestin
Conor Corkrum
Christoph Pichlmaier
Scott Brody
Mark McClellan
William Heuer
John Patzold
Brian Babb
Jason McDonald
Carlo MacDonald
Andy Campbell
Scot Black
Timothy Conley
Samuel Mollner
Nathan Einhorn
Jared Brubaker
Peter Cline
Yomi Desalu
Martin Shannon
Timothy Fogarty
Owen Seaton
Nathan Helburg
Lucian Ramnarase
Brian Quaresma
Kimberly Walters
Colt Baker

Chiqui Pelaez
Jonathan Elbaz
Christopher Zayas
Julie Gauze
Kevin Andrew Doyle
Akshay Ramakrishnan
Christopher Miniello
Brannen McEwan
Jonathan Riddle
Landon Southwick
Rufus Beddingfield
Alscott Shirley
Ashûwr Kools Person
Daryl Thomas
Connor Hutyler
Matt Spang
Mihir Kumar
Sam Coffman
Matthew Waheibi
Scott Humphrey
Akeem Jacobs
Derrick Rillera
Jeff Smith
Adam Gostomelsky
Mike Phelps
Preston Petri
Joseph Rochi
Anthony Keeler
John Whitney
Theodore Pashko
Joel Campbell
Derrick M Larier
Brian Franker
Christina Hasenauer
Jeffery Brawner
Chris Lee
Adam Chrisman
Jason Bonanno
Erik Koller
Matthew Cowen
Tim Kilkenny
Brian Lancetti
Freddie Young
Jeff Stevenson
Billy George
Robert Barritt

Andrew Weaver
Craig Churchill
David Andrew Hodges
Steven Hurley
Hatem Rowaihy
Todd Ferry
Matthew Beardsley
Kandace Christensen
Craig Coggins
Patrick Hodgson
Scott Bauer
Steven Rowland
Mark Bunster
Stephen Behan
Jorge Damian Pineda Alv...
Hector Botero
Ben Peppersack
Jeremy Melton
Jordan Dickey
Kevin Miller
Justin Piazza
John Nicola
Rob Russell
Jared Lay
Mark Meehan
Tyler Smith
Ryan Creager
Spencer Gould
Paul Luna
Gregory Boyd
Lou DeFrancisco
Kai Robinson
Jason Bryant
Jason Gibbons
Cameron Connelly
Trentan Daley
Ahan Shah
Andrew Kimmins
Jason Rego
Sam Wright
Daniel David James Beck...
Christopher Kobran
Charles Sokolik
Vikesh Desai
Bernadette Tillmon
David DeCoux

Jae Lee
James Walk
Sydney Staudt
Timothy P Kysela
Robert Babiak
Jason Bodine
Michael Chan
Mit Dave
Noah Hessdorf
Chris Wynn
Tyler Plofkin
Mark Unterberger
Michael E. Montoya
Zachary Lerman
Hillard Harrison
Kevin Bookbinder
Kostas Papas
Peter Greenspan
Dawson Galley
Kendris Rafael Cabral
Mark Giannantonio
David Meehan
Mark D Stannard
Spencer Warne
Robert Castellano
Warren Hallmark
Jonathan Tew
Adam Goodge
Catherine Adewoye
Martin Josie
Zlatan Hadzic
Andy Wolf
Shalon Evans
Eric Dineburg
Ben Brinton
Keith MaCuk
William Sinchuk
Cristian Nicolaescu
David Koscielny
Robert Wheeler
Franz Enzenhofer
Suraj Bossooondyal
Thomas L Koscielny
Jacob Coumans
Robert Tang
Mitch Powers

Stewart McLean
Nick De Guzman
Fahad Hamed Bugammaz
Mark A. Meier
Nathaniel Adams Jr
Erin Webb
Brett Boyer
Steven Garlick
Andrew Forrest
Mathew Walczowski
Doug Miller
Daniel Tracy
Mike Reegan
Sparky Healy
Freddy Villamarin
Gwendolyn Barnes
James Isaacs
Peter Grandey
Justin Denney
Brian Griffiths
James O'Karma
Mark Athens Naugle
John Dalessio
Richard Seiger
Lawrence Deck
John R Redding
Colin Martz
Joseph L Priest
Matthew Stockhausen
Charles Perera
Paul Jefferson Campbell
Daniel Ramirez
Thomas Scarlett
David Gebhardt
Michael Wenkart
Michael Anderer
Nathan Erickson
Klemens Koegl
Cristiano Bencini
Dominic Gilmore
Peter Shaida
Justin Richardson
John Webster
Esteban Bermudez
Nitin Patel
George Beamon

Evan Mitz	Michael P Koewler	Michael Garside	Jeremy Heidtbrink	Sean Click	William Jackson	Thomas Fraher
Pranav Balachandor	Anthony Kelley	Isaac Pedroza	Eric Klenofsky	Adam Bromy	Bradford Willard	Jeremiah Brown
April Green	Leonardo Lindo	David Huber	Nathan Fitch	Kadin Kracke	Noelle Lopopolo	Joseph Krieger
Ryan Kennedy	Jeffrey Warren	Christopher Quinn	Jeffrey L Blackburn	Jeremy Buck	Anthony L Larsen	David Vazquez
Kevin Mitchell	Eric Li	Henry Shin	Katherine Campbell	Benjamin Davies	Jon B.	Loren Engel
Nicholas Jones	Scott Pittock	Michael Sake	Mark Metzger	Jeffrey Pittard	Khalil Charef	Nathaniel Lee
Christopher LeCron	Vanessa Nordstrom	Jean R Thermidor	Andres Perez	Michael Dick	Evan Wildey	Tyler Trent
David Perez	Danté Sloane	Angelo Papas	Mike Price	Omri Friedel	Michael McGrath	Bryan Snow
Jason Tanner	Matthew Locke	Jesse Geurtsen	Nathon Turner	Matt Miranda	Gregory Chandler	Daniel Quigley
Edward P. Quigley	Kevin Clark	Jerry Stephens	Aidan Farrah	Cameron McSweeney	Tim Lai-Smith	Ethan Borras
Joshua Roth	Verhoeven DIS	Matthew Coolidge	Erik Johann Nendlik	Wiebecor Wijbrandi	Ronald Bomkamp	Jason Kyle Armistead
Austin Mild	Stephen Dougherty	Curtis A Jones	Krystian Siek	Carson Clow	Bas Vessebelt	Seth Fellenz
Patrick Head	Brian Foy	Griff Briggs	Mogan Repar	Peter Corbett	Evan Reynolds	Chad Ryan
Mark Morales						

Thank You!

From the Fan Owned Club Team



Steve Paris
Founder



Trey Fitz Gerald
Founder + Board Member



Sierra Cristiano
Project Ascend + Head Women's Coach

At NAU, Sierra was the first to earn consecutive Big Sky Conference Offensive MVP honors. She coached for two seasons before entering pharma sales and marketing, rising to the VP level. In 2023, she moved to Austria to lead Project Ascend.



Chris Sydney
Sporting Director

Chris brings deep experience and passion for soccer as a national level player, front office executive in the WPSL, coach, player development consultant and player agent.



Vanessa Nordstrom
Operations

Vanessa brings 27 years of club level coaching experience, two decades of sales experience in the food industry, startup and big corporate experience. Vanessa is also a certified Reiki practitioner and is a holistic health and wellness coach.



Marcus Haslam
Creative Design

Marcus cut his teeth at agencies before going freelance, working with clients such as Red Bull, Honda, University of Idaho, and Quickbooks. His work with Fan Owned Club has earned acclaim, including being voted best Austrian kit design in 2020.



Cleon (CJ) Williams
Digital Experience

C.J., is a graduate of Baylor University with a decade of experience in digital marketing from in-house and agency roles to contracting. He has worked with major companies including Foursquare, Safeway, Udemy, Zendesk and a host of others.



David Crouch
Platform Lead + Board Member

A former Syracuse soccer player, Dave founded and successfully exited eCommerce company Ten24 Digital Solutions. He has extensive sales, media and business development experience.



Shawn Parker
US Youth Club Partnerships

Shawn Parker has served as a Director of Coaching in OH, KY, & VA, and also has coaching experience up to collegiate levels. At Northern Kentucky University, Shawn won a Division II National Championship and is a member of their Athletic Hall of Fame.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Herman	Marketing @ Fan Owned Club	2022
Andy Williams	Coach and Scout @ Real Salt Lake	2020
Ken Neal	President @ Alliance Sports Managment, Inc.	2020
David Crouch	CEO @ Slatwall Commerce	2020
Gerald (Trey) Fitz-Gerald III	Marketing and Communications @ Real Salt Lake	2019
Steve Paris	President @ Fan Owned Club, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Ken Neal	Director	2020
Gerald (Trey) Fitz-Gerald III	Secretary	2019
Steve Paris	President	2019

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2019	$412,000	Common Stock	Section 4(a)(2)
02/2020	$50,000		Section 4(a)(2)
12/2020	$50,000		Section 4(a)(2)
01/2021	$50,000		Section 4(a)(2)
04/2021	$50,000		Section 4(a)(2)
10/2021	$37,500	Common Stock	Regulation D, Rule 506(b)
12/2021	$50,000		Section 4(a)(2)
05/2022	$357,700		4(a)(6)
12/2022	$129,501		4(a)(6)
01/2023	$191,388		Section 4(a)(2)
03/2023	$25,000		Section 4(a)(2)
06/2023	$30,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/28/2020	$50,000	5.0%	10.0%	$26,000,000	04/01/2026
12/02/2020	$50,000	12.0%	10.0%	$26,000,000	12/31/2025
01/01/2021	$50,000	0.0%	10.0%	$26,000,000	05/31/2029
04/01/2021	$50,000	20.0%	10.0%	$26,000,000	04/01/2024
12/20/2021	$50,000	10.0%	10.0%	$26,000,000	01/01/2025

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Stephen Paris	01/01/2023	$191,388	$191,388	0.0%	12/31/2029	
Stephen Paris	03/31/2023	$25,000	$25,000	0.0%	12/31/2028	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	110,000,000	2,812,725	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our failure to maintain or renew key agreements or changes in league or region policies could adversely affect our ability to distribute our media content which could adversely affect our ability to engage our international fans and fan owners and impact operating results.

By Austrian federation regulation, we have a minority share (49.9%) of the GmbH that operates FCPS. Majority (50.1%) share is owned by a not for profit Verein that has six members, five current and one open. All five current Verein members are among the top five shareholders of FOC. Two of the five current members of Verein are also officers of the Company: Steve Paris, our President; and Troy FitzGerald, our Secretary. FOC also has the right to appoint the six Verein member, as well as one of the two co-Managing Directors of the FCPS.

New shareholders will experience immediate dilution.

The net tangible book value of the preferred or converted common stock offered hereby will be substantially diluted below the offering price paid by investors. Therefore, new shareholders will experience immediate dilution.

An investment in the shares is speculative and there can be no assurance of any return on any such investment

An investment in the Company's shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Our success is dependent on our ability to protect our worldwide intellectual property rights and if we are unable to enforce and protect our intellectual property rights, our competitive position may be harmed.

We will most likely rely on a combination of trademark and trade secret laws in the United States, Europe, and other jurisdictions and contractual restrictions, such as confidentiality agreements, to protect certain aspects of our business. We also enter into invention assignment agreements with our employees and consultants. Our success depends in part on our ability to protect our trademarks from unauthorized use by others. If substantial unauthorized use of our intellectual property rights occurs, we may incur significant financial costs in prosecuting actions for infringement of our rights, as well as the loss of efforts by managers who must devote attention to these matters. We cannot be sure that our trademarks, or other protections such as confidentiality, will be adequate to prevent imitation by others. We may be unable to prevent third parties from using our intellectual property without our authorization, particularly in countries where we have not perfected our proprietary rights, where the laws or law enforcement practices do not protect our proprietary rights as fully as in the United States, or where intellectual property protection is otherwise limited or unavailable. If we fail to obtain trademark protection or prevent substantial unauthorized use of our brands, we risk the loss of our intellectual property rights and competitive advantages we have developed, causing us to lose net sales and harm our business. Accordingly, we intend to devote substantial resources to the establishment and protection of our trademarks and continue to evaluate the registration of additional trademarks and service marks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be approved, third parties may seek to oppose or otherwise challenge these registrations.

We face uncertainties associated with COVID19 and gatherings of any number of people.

The world, including the entire continent of Europe and the United States America, are currently not allowing any gatherings of people including for sporting events. Sporting events worldwide and every other social engagement has been cancelled due to the outbreak of COVID19. It is uncertain when the ban on social gatherings in Europe will end and when sporting events will resume. This will most certainly have a negative impact on our season and will have a negative impact on potential revenues. To date, the Company has not generated any revenues. It is expected that the Company will not generate revenues for some time due to the lack of soccer season in Europe. Therefore, our timeline to generate income will be greater than previously expected and may be impacted by a year or more.

There is no market for our stock and for the foreseeable future, it is unlikely one will develop.

Prior to this offering, there has been no public market for shares of our preferred or our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

We cannot assure that any thirdparty trademarks for which we have obtained licenses are adequately protected to prevent imitation by others. If those thirdparty owners fail to obtain or maintain adequate trademark protection or prevent substantial unauthorized use of the licensed intellectual property, we risk the loss of our rights under the thirdparty intellectual property and competitive advantages we have developed based on those rights. We cannot assure that our actions taken to establish and protect our brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their trademarks or other proprietary rights.

The team overall will be adversely affected if we cannot satisfy the standards established by testing and athletic governing bodies.

We expect that we will need to adhere to standards established by a number of regulatory and testing bodies, as well as by athletic organizations and governing bodies. We cannot provide any assurance that we will satisfy standards, athletic organizations and governing bodies or that existing standards will not be altered in ways that adversely affect our brands and the sales of our products, which has occurred in the past. Any failure to comply with applicable standards could have a material adverse

effect on our business.

Our offering price is arbitrary and bears no relationship to our assets, earnings, or book value.

There is no current public trading market for the Company's stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the stock.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our business is subject to seasonal fluctuations. This seasonality requires that we effectively manage our cash flows over the course of the year. If our sales were to fall substantially below what we would normally expect during particular periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected. Accordingly, comparisons of quarterly information from our results of operations may not be indicative of our ongoing performance.

Because the Company does not have an audit or compensation committee, shareholders will have to rely on our directors to perform these functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. The board of directors performs these functions as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

If the maximum offering is not raised, it may increase the amount of longterm debt or the amount of additional equity it needs to raise.

There is no assurance that the maximum amount of shares in this offering will be sold. If the maximum offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this offering.

The Company has significant discretion over the net proceeds of this offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Steve Paris and Gerald (Trey) Fitz-Gerald III are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We have no intention to pay cash dividends on our preferred or common stock for the foreseeable future.

We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends for the foreseeable future. Therefore, you possibly will not receive any return on an investment in our preferred or converted common stock unless you sell your preferred or converted common stock for a price greater than which you paid for it.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company has made assumptions in its projections and in forwardlooking statements that may not be accurate

The discussions and information in this offering circular may contain both historical and "forwardlooking statements" which can be identified by the use of forwardlooking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forwardlooking statements include matters that are not historical facts. Forwardlooking statements involve risk and uncertainty because they relate to future events and circumstances. Forwardlooking statements contained in this offering circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the offering circular contains forwardlooking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this offering circular or in other reports issued by us or by thirdparty publishers.

The shares are offered on a "best efforts" basis and the Company may not raise the maximum amount being offered

Since the Company is offering the shares on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds to Company which the Company has outlined in this Form C or to meet the Company's working capital needs.

You will not have a vote or influence on the management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote or issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase shares unless he or she is willing to entrust all aspects of management to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

Our failure to retain or continue to recruit key performers could lead to a decline in the

appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.

Our success depends, in large part, upon our ability to recruit, train and retain athletes and staff who have the physical presence, athletic ability, and personality for our soccer club brand. We cannot guarantee that we will be able to continue to identify and train these athletes. Also, athletes that are more talented will come at a higher price. We may not be able to pay the price that such talented athletes demand. Additionally, we cannot guarantee that we will be able to retain our current players or team staff, such as coaches, either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key players and successful coaches, an increase in the costs required to attract and retain such players or coaches, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key players could lead to a decline in the popularity of our brand. Any of the foregoing issues could adversely affect our operating results.

We face uncertainties associated with international markets, which could adversely affect our operating results and impair our business strategy.

We will be operating, largely, in Austria and within the continent of Europe. Cultural norms and regulatory frameworks vary in the markets in which we operate and our products' nonconformance to local norms or applicable law, regulations or licensing requirements could interrupt our operations or affect our sales, viewership and success in the markets. Operations overseas subjects us to numerous risks involved in foreign travel and operations and also subjects us to local norms and complex regulations (including visa obligations) in the event we recruit foreign players or executives. In addition, the licensing and/or sale of our goods and services in international markets expose us to some degree of currency risk. International operations may be subject to political instability inherent in varying degrees in those markets, terrorism and wars. Other risks relating to foreign operations indude difficulties and costs associated with staffing and managing foreign operations, management distraction, new and different sources of competition, compliance with U.S. and international laws relating to, among other things, bribery, less favorable foreign intellectual property laws, laws relating to repatriation of funds, lower levels of Internet availability, complexity of VAT and other local tax laws, and data protection, consumer protection, censorship, licensing and other regulatory matters as well as possible reputational risks. The GDPR applies to certain of our operations, and its provisions are far reaching, and noncompliance could result in significant fines, operational issues and/or harm to reputation. While we have committed significant financial and personnel resources toward compliance, no assurances can be provided that our efforts will be entirely successful. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets, which could adversely affect our business.

A decline in the popularity of club soccer, including as a result of changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Our programming is created to evoke a passionate response from our fans. Changes in our fans' tastes or a material change in the perceptions of our business partners, including sponsors and licensees, whether as a result of the social and political climate or otherwise, could adversely affect our operating results.

You should be aware of the longterm nature of this investment

There is not now, and likely will not be in the near future, a public market, for the shares. Because the shares have not been registered under the securities act or under the securities laws of any state or nonunited states jurisdiction, the shares may have certain transfer restrictions. It is not currently contemplated that registration under the securities act or other securities laws will be affected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for the shares in a private sale. You should be aware of the longterm nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

Our products face intense competition, and if we cannot compete successfully in our industry, and within our product lines, we could lose market share and our business could be adversely affected.

The markets for minor league sports teams are highly competitive and we face competition from a number of sources. Competition is primarily based on brand name recognition, the team's record, the players the team attracts, the stadium and its features, the reach of the team beyond the local market, and the increase (or decrease) in the popularity of the sport of soccer. We will compete with not only other minor league soccer clubs, but also will compete with other sports and their popularity. Other soccer club competitors are significantly larger and have greater financial resources than we do. To compete effectively, we must (1) build the image of our brand and our reputation in our core markets; (2) be flexible and innovative in responding to changing market demands on the basis of brand image; (3) keep pace with rapid changes in marketing strategies; and (4) offer fans opportunities to interact with the team. The purchasing decisions of fans for either tickets or merchandise, are highly subjective and can be influenced by many factors, such as brand image, marketing programs and the team's record. Several of our competitors enjoy substantial competitive advantages, including greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or fan preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the sporting apparel, sporting merchandise and live or televised sporting events.

Increased competition in the markets for our products may cause us to reduce our prices to customers, which would cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our product costs. If our gross margin declines, our profitability could decline and we could incur operating losses that we may be unable to fund or sustain for extended periods of time, if at all. We cannot assure you that additional competitors will not enter our existing markets or that we will be able to compete successfully against existing or new competition.

Economic conditions could adversely affect the profitability of some or all of our businesses.

Turmoil in the financial markets could adversely affect economic activity in both Europe and in the United States. Our operations and performance depend significantly on worldwide economic conditions. The attendance of a sporting event and purchase of merchandise is discretionary, and the purchase of these items may be easily deferrable by consumers should the financial wherewithal of consumers not justify such purchases.

An uncertain worldwide economic environment could cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition. The economic environment could affect our business in a number of direct and indirect ways including: the record of the team, thus effecting the popularity of events and merchandise; the likeability of our team; the increase in popularity of minor soccer clubs on a global and local level; changes in currency exchange rates; tightening of credit markets; and business disruptions due to difficulties experienced by suppliers (for our merchandise) and customers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated

investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊙];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:
unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fan Owned Club, Inc.

- Delaware Corporation
- Organized March 2019
- 6 employees

4100B Wyoming Avenue
Nashville TN 37209

https://www.fanownedclub.com/

Business Description

Refer to the Fan Owned Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Fan Owned Club has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late to file C-AR.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.